SECURI 04016382 MISSION

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2004
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 52428

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **ASANTE PARTNERS LLC**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

350 Park Avenue
(No. and Street)

New York (City) NY (State) 10022 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

James McLaren (212)521-1472
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Yohalem Gillman & Company LLP
(Name – *if individual, state last, first, middle name*)

477 Madison Avenue (Address) New York (City) NY (State) 10022 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 29 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, James McLaren, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Asante Partners LLC, as of December 31, 2023, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Managing Director

Title

Notary Public

E. RICHARD BAUM
Notary Public, State of New York
No. 4953633
Qualified in New York County
Commission Expires July 24, 2025

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ASANTÉ PARTNERS LLC

FINANCIAL STATEMENTS

DECEMBER 31, 2003

ASANTÉ PARTNERS LLC

TABLE OF CONTENTS

YOHALEM GILLMAN & COMPANY LLP

Independent Auditor's Report

Members
Asanté Partners LLC

We have audited the accompanying statement of financial condition of Asanté Partners LLC as of December 31, 2003, and the related statements of operations, changes in members' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Asanté Partners LLC as of December 31, 2003 and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Yohalem Gillman & Company LLP

New York, New York
February 16, 2004

Certified Public Accountants & Consultants • 477 Madison Avenue, New York, NY 10022-5802
Tel.: 212-371-2100 Fax: 212-759-2946 E-mail: yg&co@yohalem.com Internet: www.yohalem.com
A Member Firm of Midsnell Group International

ASANTÉ PARTNERS LLC

STATEMENT OF FINANCIAL CONDITION

		DECEMBER 31, 2003
ASSETS		
Cash and cash equivalents	$	940,427
Marketable securities		13,230
Accounts receivable		791,163
Furniture and equipment - at cost, less accumulated depreciation of $149,126		239,524
Prepaid expenses and other assets		19,884
Total assets	$	2,004,228
LIABILITIES AND MEMBERS' EQUITY		
Liabilities		
Accounts payable and accrued expenses	$	20,436
Deferred taxes payable		15,045
Total liabilities		35,481
Members' equity		1,968,747
Total liabilities and members' equity	$	2,004,228

See accompanying notes.

ASANTÉ PARTNERS LLC

STATEMENT OF OPERATIONS

		YEAR ENDED DECEMBER 31, 2003
Revenue		
Advisory	$	2,762,873
Realized gain on exercise of warrants		1,289,840
Interest		3,635
Unrealized loss on investment		(3,462)
		4,052,886
Expenses		
Employee compensation and benefits		832,660
Rent		196,514
Travel and entertainment		156,258
Marketing		17,585
Professional fees		77,763
General and administrative		171,125
Depreciation		46,786
Charitable contributions		18,490
Communications		27,908
Computer		4,817
Consulting fees		15,060
Insurance		30,257
Interest		253
		1,595,476
Income before provision for income taxes		2,457,410
Provision for income taxes		54,866
Net income	$	2,402,544

See accompanying notes.

STATEMENT OF CHANGES IN MEMBERS' EQUITY

	YEAR ENDED DECEMBER 31, 2003
Balance - January 1	$ 1,230,630
Net income	2,402,544
Distributions to members	(1,664,427)
Balance - December 31	$ 1,968,747

See accompanying notes.

	YEAR ENDED DECEMBER 31, 2003
Cash flows from operating activities	
Net income	$ 2,402,544
Adjustments to reconcile net income to net cash flows provided by operating activities:	
Depreciation	46,786
Unrealized loss on marketable securities	4,050
Increase in:	
Accounts receivable	(722,239)
Prepaid expenses and other assets	(2,608)
Increase (decrease) in:	
Deferred taxes payable	15,045
Accounts payable and accrued expenses	(46,508)
Net cash flows provided by operating activities	1,697,070
Cash flows from investing activities	
Acquisition of furniture and equipment	(12,357)
Net cash flows used in investing activities	(12,357)
Cash flows from financing activities	
Distributions to members	(1,664,427)
Net cash flows used in financing activities	(1,664,427)
Net increase in cash and cash equivalents	20,286
Cash and cash equivalents - beginning of year	920,141
Cash and cash equivalents - end of year	$ 940,427

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO
CLAIMS OF GENERAL CREDITORS
YEAR ENDED DECEMBER 31, 2003

NOT APPLICABLE

1. Organization

Asanté Partners LLC (the "Company") was formed as a limited liability company in the state of Delaware on January 27, 2000. The Company commenced operations on April 3, 2000. The Company maintains offices in New York City and Menlo Park, California and provides advisory services to customers throughout the United States.

The Company is a registered broker/dealer under the Securities Exchange Act of 1934, and is a member of the National Association of Securities Dealers (the "NASD"). The Company provides investment banking and financial advisory services to clients. The Company does not carry customer accounts and is exempt from Rule 15c3-3 of the Securities and Exchange Commission.

2. Summary of Significant Accounting Policies

Cash and Cash Equivalents

The Company considers all short-term investments with an original maturity of three months or less to be cash equivalents.

Fixed Assets

Furniture, equipment and leasehold improvements are carried at cost. Depreciation is provided on a straight-line basis over estimated useful lives of three to ten years.

Accounts Receivable

The Company considers accounts receivable to be fully collectible; accordingly, no allowance for doubtful accounts has been recorded. If amounts become uncollectible, they will be charged to operations when that determination is made.

Advisory Fees

Advisory fees are earned by the Company for assisting clients in investment banking activities. Fee revenue for retainers is recognized ratably over the period of the retainer. All other fees are recognized upon completion of a particular transaction. Occasionally, the Company accepts stock, stock warrants or options to buy stock in consideration for services rendered. In most cases these are carried at no value due to the uncertainty of eventual proceeds therefrom.

Marketable Securities

Marketable securities are held as trading securities and are recorded at market value. Unrealized holding gains and losses from trading securities are included in income.

2. **Summary of Significant Accounting Policies (continued)**

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from management's estimates.

Fair Value of Financial Instruments

Management estimates that the fair value of financial instruments recognized in the statement of financial condition approximates the carrying value.

3. **Income Taxes**

For income tax purposes, the Company has elected to file as a partnership. As a partnership, the Company is not liable to pay Federal income taxes. The income passes through to the members. The Company is subject to California's limited liability company fee in addition to annual tax and New York City unincorporated business taxes. The Company is on the accrual basis for financial statement purposes and the cash basis for tax purposes. Deferred taxes are provided for state and local temporary differences.

4. **Net Capital Requirements**

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2003, the Company had aggregate indebtedness of $35,481, net capital of $905,099, and a net capital requirement of $5,000. The Company's net capital ratio was 0.04 to 1.

5. **Fixed Assets**

The fixed assets are recorded at cost and are comprised as follows:

Equipment	$ 24,965
Computers and Software	66,020
Furniture and Fixtures	199,521
Art work	23,600
Leasehold improvements	74,544
	388,650
Accumulated depreciation	149,126
Fixed assets - net	$ 239,524

6. Benefit Plan

The Company has an employee savings plan pursuant to Section 401(k) of the Internal Revenue Code. The Plan allows participating employees to deposit into tax deferred investment accounts up to 100% of their salary subject to annual limitations. On behalf of each participant, the Company may elect to make a special discretionary contribution equal to a percentage of the employees' compensation. This contribution is not required, but if such a contribution is made, the percentage contributed will be determined by the Company. During the year ended December 31, 2003, the Company contributed approximately $107,000 to the Plan.

7. Lease Commitments

The Company rents office space from EGS Partners, LLC, (an affiliate of the former employer of the Company's members). For the year ended December 31, 2003, rent paid to EGS Partners, LLC by the Company was $49,875.

In September 2000, the Company entered into a non-cancelable lease agreement with a partnership for premises in California. The Partnership is owned by the members of the Company. Rent expense relating to such property for the year ended December 31, 2003 was $146,639.

The minimum annual rental commitment for the California property, exclusive of taxes and other charges, is summarized as follows for the years ended December 31:

2004	$ 120,000
2005	120,000
2006	120,000
2007	120,000
2008	120,000
Thereafter	360,000
	$ 960,000

8. Other Financial Information

Cash held by financial institutions which exceed the Federal Deposit Insurance Corporation ("FDIC") limits expose the Company to concentrations of credit risk. Balances, throughout the year, exceed the maximum coverage provided by the FDIC on insured depositor accounts.

	2003
Supplemental Disclosure of Cash Flow Information	
Cash paid during the year for income taxes was approximately	$ 55,000

8. Other Financial Information (continued)

Three customers of the Company comprised 89% of the revenue for the year ended December 31, 2003.

At December 31, 2003, no value has been assigned to warrants and options owned by the Company for the purchase of equity investments in companies for which the Company previously provided services.

ASANTÉ PARTNERS LLC

SCHEDULE OF COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS UNDER SEC RULE 15c3-1

		DECEMBER 31, 2003
Total members' capital	$	1,968,747
Non-allowable assets, deductions and charges		
Accounts receivable		791,163
Furniture and equipment, net		239,524
Prepaid expenses and other assets		19,884
Total non-allowable assets, deductions and charges		1,050,571
Net capital before haircuts		918,176
Haircuts on securities		9,992
Undue concentration		3,085
Net capital	$	905,099

COMPUTATION OF AGGREGATE INDEBTEDNESS

Total aggregate indebtedness in the statement of financial condition	$	35,481
Computation of basic net capital requirements		
Minimum net capital required (the greater of $5,000 or 6 2/3% of aggregate indebtedness)	$	5,000
Excess net capital	$	900,099
Ratio of aggregate indebtedness to net capital		0.04 to 1

SCHEDULE OF RECONCILIATION OF NET CAPITAL PER FOCUS REPORT
WITH AUDIT REPORT SCHEDULE III

	DECEMBER 31, 2003
Net capital - per FOCUS Report	$ 905,100
Non-allowable assets, deductions and charge	1,063,647
Net capital - per audit report	$ 1,968,747

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER SEC RULE 15c3-3
YEAR ENDED DECEMBER 31, 2003

The Company is exempt from SEC Rule 15c3-3 under paragraph (k)(2)(ii) of that rule.

YOHALEM GILLMAN & COMPANY LLP

Independent Auditor's Report on Internal Control

Members
Asanté Partners LLC

In planning and performing our audit of the financial statements of Asanté Partners LLC (the "Company") for the year ended December 31, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons,

2. Recordation of differences required by Rule 17a-13, and

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Certified Public Accountants & Consultants • 477 Madison Avenue, New York, NY 10022-5802
Tel.: 212-371-2100 Fax: 212-759-2946 E-mail: yg&co@yohalem.com Internet: www.yohalem.com
A Member Firm of Midsnell Group International

Asanté Partners LLC

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or irregularities may nevertheless occur and not be detected. Also, projection of any evaluation of them to future periods is subject to risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control that we consider to be material weaknesses as defined above.

We understand that practices and procedures that meet the criteria referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such criteria in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003 to meet the SEC's criteria.

This report is intended solely for the information and use of management, the SEC, the National Association of Securities Dealers and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yohalem Gillman & Company LLP

New York, New York
February 16, 2004

YOHALEM
GILLMAN
& COMPANY LLP